SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                 SCHEDULE 13D/A
                                (Amendment No. 3)
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             Hawaiian Airlines, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   419849-104
                                 (CUSIP Number)

                              Gregory D. Brenneman
                                 TurnWorks, Inc.
                              1330 Lake Robbins Dr.
                                    Suite 205
                             The Woodlands, TX 77380
                                 (281) 363-2013

                                 With a copy to:

                  Michael Ryan, Esq. and Ethan Klingsberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                 1 Liberty Plaza
                            New York, New York 10006
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 18, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

---------------------------
CUSIP No.  419849-104                13D
---------------------------

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Gregory D. Brenneman

     2        ==================================================================

     3


     4        SOURCE OF FUNDS*

              Not applicable

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)          |_|

     6
              CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                               7       SOLE VOTING POWER

    NUMBER OF SHARES                   -0-
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON         8       SHARED VOTING POWER
        WITH
                                       -0-

                               9       SOLE DISPOSITIVE POWER

                                       -0-

                              10       SHARED DISPOSITIVE POWER

                                       -0-

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                    |X|

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%

    14        TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         Amendment No. 3 to Schedule 13D

          This Amendment is Amendment No. 3 (this "Amendment") to the Schedule 13D filed by Gregory D. Brenneman (the "Reporting Person") with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Hawaiian Airlines, Inc. (the "Issuer"), dated as of December 26, 2001, as amended by Amendment No. 1, dated as of December 27, 2001 and as amended by Amendment No. 2, dated as of April 22, 2002, (the "Original Schedule 13D").

Item 4. Purpose of Transaction.

Item 4 is amended as follows:

          The Reporting Person is the President and sole stockholder of TurnWorks, Inc. ("TurnWorks") which is the sole stockholder of TurnWorks Acquisition III, Inc., a Delaware corporation ("TurnWorks Acquisition"). The Reporting Person is also the President of TurnWorks Acquisition. On December 19, 2001, TurnWorks, TurnWorks Acquisition, the Issuer and Aloha Airgroup, Inc. ("Aloha") entered into an Agreement and Plan of Merger (the "Merger Agreement"), and TurnWorks, Aloha and Airline Investors Partnership, L.P., a Delaware limited partnership ("AIP") which, as of such date owned 18,181,818 shares (the "AIP Shares") of Common Stock, entered into a Voting Agreement (the "Voting Agreement"). Pursuant to the Voting Agreement, AIP agreed to vote to approve the Merger Agreement and the transactions contemplated thereby at a meeting of the stockholders of the Issuer. Because TurnWorks was the beneficiary of this Voting Agreement, and because the Reporting Person was granted an irrevocable proxy under this Voting Agreement, they may have been deemed to be the beneficial owners of the AIP Shares; however, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaimed, on behalf of himself individually and on behalf of TurnWorks and TurnWorks Acquisition, beneficial ownership of such AIP Shares.

          On April 18, 2002, the Issuer delivered a notice terminating the Merger Agreement, and therefore the Voting Agreement, under which TurnWorks was a beneficiary and the Reporting Person was granted an irrevocable proxy, terminated on May 18, 2002. Accordingly, no grounds whatsoever exist anymore for deeming the Reporting Person, TurnWorks or TurnWorks Acquisition to beneficially own the AIP Shares.

Item 7. Material to be Filed as Exhibits.

          The Merger Agreement and the Voting Agreement described in the response to Item 4 above were filed as exhibits to Amendment No. 1 of the Original Schedule 13D.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               May 29, 2002
                          ------------------------------------------------------
                                                 (Date)

                                      /s/ Gregory D. Brenneman
                          ------------------------------------------------------
                                               (Signature)

                                         Gregory D. Brenneman
                          ------------------------------------------------------
                                              (Name/Title)

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs statement shall be typed or printed beneath his signature.

          Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)